SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 5)*

Mandalay Digital Group, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

562565101
(CUSIP Number)
Guber Family Trust
c/o Peter Guber
4751 Wilshire Boulevard, 3rd Floor
Los Angeles, California 90010
(323) 549 - 4300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 29, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.1 3d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Names of Reporting Persons
1		The Guber Family Trust
	Check the Appropriate Box if a Member of a Group (see instructions)	(a) ☐
2		(b) ☒
3		SEC Use Only
Source of Funds (see instructions)
4		WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
Citizenship or Place of Organization
6		California

		Sole Voting Power
Number of	7	0
Shares		Shared Voting Power
Beneficially by	8	16,985,734 (1)
Owned by Each		Sole Dispositive Power
Reporting	9	0
Person With		Shared Dispositive Power
	10	16,985,734 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person
16,985,734 (1)
12	Check if the Aggregate Amount in Row (11) Excludes ☐
Certain Shares (see instructions)
13	Percent of Class Represented by Amount in Row (11)
17.46%
14	Type of Reporting Person (see instructions)
OO

(1) Includes: (a) 5,633,225 issued and outstanding shares of common stock, (b) 280,899 shares of common stock issuable upon exercise of warrants at an exercise price of $2.67 per share, (c) 7,737,917 shares of common stock issuable upon conversion of a convertible note issued by Mandalay Digital Group, Inc. (the “Issuer”) with an aggregate principal amount of $1,000,000, and (d) 3,333,333 shares of common stock issuable upon exercise of warrants at an exercise price of $0.25 per share.

Names of Reporting Persons
1		Peter Guber, as Trustee of the Guber Family Trust
	Check the Appropriate Box if a Member of a Group (see instructions)	(a) ☐
2		(b) ☒
3		SEC Use Only
Source of Funds (see instructions)
4		OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
Citizenship or Place of Organization
6		United States

		Sole Voting Power
Number of	7	1,500,000 (1)
Shares		Shared Voting Power
Beneficially by	8	16,985,734 (2)
Owned by Each		Sole Dispositive Power
Reporting	9	1,500,000 (1)
Person With		Shared Dispositive Power
	10	16,985,734 (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person
18,485,374 (1)(2)
12	Check if the Aggregate Amount in Row (11) Excludes ☐
Certain Shares (see instructions)
13	Percent of Class Represented by Amount in Row (11)
19.0%
14	Type of Reporting Person (see instructions)
IN

(1)  Represents 500,000 shares of common stock issuable upon exercise of a stock option and 1,000,000 shares of restricted stock, the voting rights of which will vest in the next 60 days.

(2) Includes: (a) 5,633,225 issued and outstanding shares of common stock, (b) 280,899 shares of common stock issuable upon exercise of warrants at an exercise price of $2.67 per share, (c) 7,737,917 shares of common stock issuable, as of January 3, 2012, upon conversion of a convertible note issued by the Issuer with an aggregate principal amount of $1,000,000, and (d) 3,333,333 shares of common stock issuable upon exercise of warrants at an exercise price of $0.25 per share.

CUSIP No. 562565101

Introductory Statement

This Statement on Schedule 13D constitutes Amendment No. 5 (“Amendment”) to the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on August 7, 2007 (the “ Schedule 13D ”), as amended by Amendment No. 1 to the Schedule 13D filed on November 19, 2008, Amendment No. 2 to the Schedule 13D filed on August 12, 2010, Amendment No. 3 to the Schedule 13D filed on December 6, 2011 and Amendment No. 4 to the Schedule 13D filed on December 28, 2011. This Amendment is being filed to report a change to the Reporting Persons’ percent ownership of securities of the Issuer as a result of certain transactions involving the Issuer as disclosed in its filings with the Securities and Exchange Commission.  Except as otherwise described in this Amendment, the information contained in the Schedule 13D (including Amendment No. 1, Amendment No. 2, Amendment No. 3, and Amendment No. 4 thereto), remains in effect.

Item 1. Security and Issuer

The class of equity securities to which this statement relates is the common stock, $0.0001 par value per share, (the “Common Stock”) of Mandalay Digital Group, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 4751 Wilshire Boulevard, Third Floor, Los Angeles, CA 90010.

Item 2. Identity and Background

(a)  This Amendment is being filed jointly by (i) the Guber Family Trust (the “Trust”) and (ii) Peter Guber, as Trustee of the Guber Family Trust (together, the “ Reporting Persons ”). The Trust is a trust that has been established by Peter Guber. Peter Guber is the trustee and makes all of the investment and voting decisions for the Trust.

(b)  The address of the Reporting Persons is 4751 Wilshire Blvd., 3rd Floor, Los Angeles, CA 90010.

(c)  Peter Guber is an executive, entrepreneur, educator, speaker and TV personality.  He is Founder and CEO of Mandalay Entertainment Group and was formerly Chairman and CEO of Sony Pictures Entertainment, Chairman and CEO of Polygram Entertainment, Co-Founder of Casablanca Record & Filmworks and President of Columbia Pictures. He is a full professor at UCLA, an author of three books and a professional speaker.  He can be seen weekly as an analyst for Fox Business News and as co-host of his 3rd TV show, In the House, on Encore. The address of Mandalay Entertainment Group is 4751 Wilshire Blvd., 3rd Floor, Los Angeles, CA 90010.

(d)  The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)  The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)  The Trust was established in California. Peter Guber is a United States citizen.

Although this Amendment is being made jointly by the Reporting Persons, each of them expressly disaffirms membership in any group under Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise.

Item 3. Source and Amount of Funds or Other Consideration

Not applicable.

Item 4. Purpose of Transaction

Not applicable.

Item 5. Interest in Securities of the Issuer

(a)  As of the date hereof, the Trust is the beneficial owner of 16,985,734 shares of the Common Stock, representing approximately 17.5% of the Common Stock of the Issuer.  These shares of Common Stock include: (a) 5,633,225 issued and outstanding shares of Common Stock, (b) 280,899 shares of Common Stock issuable upon exercise of warrants at an exercise price of $2.67 per share, (c) 7,737,917 shares of common stock issuable upon conversion of a convertible note issued by the Issuer with an aggregate principal amount of $1,000,000, and (d) 3,333,333 shares of Common Stock issuable upon exercise of warrants at an exercise price of $0.25 per share.

Peter Guber disclaims beneficial ownership of the shares of Common Stock directly and beneficially owned by the Trust, except to the extent of his pecuniary interest therein. Mr. Guber directly owns options to purchase 500,000 shares of Common Stock of the Issuer, which options are fully vested and also holds 1,000,000 shares of restricted Common Stock of the Issuer, which shares vest in full on December 1, 2012 or upon the earlier occurrence of a change of control of the Issuer, and may not be transferred for one year (or, upon the satisfaction of certain conditions, 18 months) following the vesting date. The restricted shares have no voting or transfer rights until vested.

The Reporting Persons are the beneficial owners of 18,485,374 shares of Common Stock in the aggregate, representing approximately 19.0% of the Issuer.

The percentages herein were calculated based on the 85,953,136 shares of the Issuer's Common Stock issued and outstanding as of August 1, 2012.

(b)  Peter Guber, as trustee of the Trust, has the sole power to vote or to direct the vote and dispose or to direct the disposition of 16,985,374 shares of Common Stock of the Issuer held by the Trust. Mr. Guber shall have the sole power to vote or to direct the vote and to dispose or to direct the disposition of 500,000 shares of Common Stock underlying the options granted to Mr. Guber on June 18, 2008 at an exercise price of $2.75 per share, upon their exercise. Mr. Guber shall have the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,000,000 shares of Common Stock of the Issuer, within the next 60 days.

(c)  Except as described in the Schedule 13D or any prior amendments thereto, the Reporting Persons have not engaged in any transactions involving the securities of the Issuer in the past 60 days.

(d) – (e)

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described in the Schedule 13D or any prior amendments thereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons named in Item 2 hereof and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

None

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 22, 2012.

Guber Family Trust

/s/ Peter Guber
as Trustee of the Guber Family Trust

/s/ Peter Guber
Peter Guber